SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*

                             THE ENSTAR GROUP, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    29358R107
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                                 (CUSIP Number)

                                             with a copy to:
Jeffrey S. Halis                             Robert G. Minion, Esq.
500 Park Avenue                              Lowenstein Sandler PC
Fifth Floor                                  65 Livingston Avenue
New York, New York  10022                    Roseland, New Jersey  07068
(212) 378-0879                               (973) 597-2500

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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                November 20, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP NO. 29358R107
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1)   Names of Reporting  Persons  I.R.S.  Identification  Nos. of Above  Persons
     (entities only):

                  Jeffrey S. Halis
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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)              (b)
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3)    SEC Use Only
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4)    Source of Funds (See Instructions):PF
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5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):
                                  Not Applicable
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6)    Citizenship or Place of Organization:  United States
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      Number of                  7)  Sole Voting Power:              336,360*
      Shares Beneficially        -----------------------------------------------
      Owned by                   8)  Shared Voting Power:                  0
      Each Reporting             -----------------------------------------------
      Person   With:             9)  Sole Dispositive Power:         336,360*
                                 -----------------------------------------------
                                 10) Shared Dispositive Power:             0
                                 -----------------------------------------------

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

                336,360*
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12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions):
                                 Not Applicable
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13)   Percent of Class Represented by Amount in Row (11):

                8.2%*
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14)   Type of Reporting Person (See Instructions):  IN


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*76,815 of such shares are owned individually by Jeffrey S. Halis and 259,545 of such shares are owned jointly by Jeffrey S. Halis and Nancy Lippman Halis, his wife. Jeffrey S. Halis possesses voting and investment control over the shares of common stock of The Enstar Group, Inc. (the "Company") owned jointly by him and his wife.

Item 5.   Interest in Securities of the Issuer

          Based upon information set forth in the Company's Quarterly Report on Form 10Q, filed by the Company with the Securities and Exchange Commission on November 13, 1998, there are 4,106,709 shares outstanding of the Company. As of November 20, 1998, Jeffrey S. Halis (i) owned 76,815 of such shares individually and (ii) owned 259,545 of such shares jointly with his wife, Nancy Lippman Halis. Jeffrey S. Halis possesses sole power to vote and direct the disposition of all shares of common stock of the Company owned individually by him and jointly by him and his wife. The only transaction by Jeffrey S. Halis or Jeffrey
S. Halis and Nancy Lippman Halis jointly in shares of common stock of the Company since the filing of Amendment 1 of the Schedule 13D by Jeffrey S. Halis was the November 20, 1998 purchase by Jeffrey S. Halis, individually, in an ordinary broker transaction of 58,715 shares at a purchase price of $13.475 per share.

                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                                   December 8, 1998


                                                   /s/ Jeffrey S. Halis
                                                   Jeffrey S. Halis



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).